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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 8

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       Lone Star Steakhouse & Saloon, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    542307103
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 11, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.



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         This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2006, as amended by that Amendment No. 1 filed with the SEC on May 25, 2006, that Amendment No. 2 filed with the SEC on June 20, 2006, that Amendment No. 3 filed with the SEC on August 30, 2006, that Amendment No. 4 filed with the SEC on November 1, 2006, that Amendment No. 5 filed with the SEC on November 16, 2006 that Amendment No.
6 filed with the SEC on November 17 2006 and that Amendment No. 7 filed with the SEC on December 7, 2006 (together, the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Lone
Star Steakhouse & Saloon, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 224 East Douglas Avenue, Suite 700, Wichita, Kansas 67202.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On December 11, 2006, Barington Capital Group, L.P. ("BCG") issued a press release (the "Press Release") announcing that based on the results of its review of the Company and further declines in the Company's core business concept, it intends to vote in favor of the acquisition of the Company by affiliates of Lone Star Funds for $27.35 per share in cash. A copy of the Press Release is attached as Exhibit 99.10 hereto and incorporated herein by reference. The foregoing description of the Press Release is qualified in its entirety by reference to such exhibit.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.   Exhibit Description
-----------   -------------------
99.10         Press Release of Barington Capital Group, L.P. dated
              December 11, 2006


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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 11, 2006

                           BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                           By: Barington Companies Investors, LLC,
                               its general partner

                           By: /s/ James A. Mitarotonda
                              ------------------------------------
                           Name: James A. Mitarotonda
                            Title: Managing Member


                           BARINGTON INVESTMENTS, L.P.
                           By: Barington Companies Advisors, LLC, its
                               general partner

                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                            Title: Managing Member

                           BARINGTON COMPANIES ADVISORS, LLC

                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title: Managing Member

                           BARINGTON COMPANIES INVESTORS, LLC


                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title: Managing Member

                           BARINGTON COMPANIES OFFSHORE FUND, LTD.


                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title: President


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                           BENCHMARK OPPORTUNITAS FUND PLC
                           By: Barington Offshore Advisors, LLC

                           By: /s/ James A. Mitarotonda
                               --------------------------
                           Name: James A. Mitarotonda
                           Title: Authorized Signatory


                           BARINGTON OFFSHORE ADVISORS, LLC


                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title:   Authorized Signatory

                           BARINGTON CAPITAL GROUP, L.P.
                           By: LNA Capital Corp., its general
                               partner

                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title: President and CEO

                           LNA CAPITAL CORP.


                           By: /s/ James A. Mitarotonda
                               -----------------------------------
                           Name: James A. Mitarotonda
                           Title: President and CEO


                           /s/ James A. Mitarotonda
                           ------------------------------------------------
                           James A. Mitarotonda


                           RJG CAPITAL PARTNERS, L.P.
                           By: RJG Capital Management, LLC, its general
                               partner

                           By: /s/ Ronald J. Gross
                               -----------------------------------
                           Name: Ronald J. Gross
                            Title: Managing Member


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                            RJG CAPITAL MANAGEMENT, LLC

                            By: /s/ Ronald J. Gross
                                ----------------------------------
                            Name: Ronald J. Gross
                            Title: Managing Member

                            /s/ Ronald J. Gross
                            ---------------------------------------
                            Ronald J. Gross


                           D.B. ZWIRN SPECIAL OPPORTUNITIES
                           FUND, L.P.
                           By: D.B. ZWIRN PARTNERS, LLC,
                           its general partner
                           By: ZWIRN HOLDINGS, LLC,
                           its managing member


                           By: /s/ Daniel B. Zwirn
                               -----------------------------------
                           Name: Daniel B. Zwirn
                            Title: Managing Member


                           D.B. ZWIRN SPECIAL OPPORTUNITIES
                           FUND, LTD.
                           By: D.B. Zwirn & Co., L.P., its manager
                           By:  DBZ GP, LLC, its general partner
                           By:  Zwirn Holdings, LLC, its managing member


                           By: /s/ Daniel B. Zwirn
                               -----------------------------------
                           Name: Daniel B. Zwirn
                           Title: Managing Member


                           D.B. ZWIRN & CO., L.P.
                           By: DBZ GP, LLC, its general partner
                           By: Zwirn Holdings, LLC, its managing
                               member


                           By: /s/ Daniel B. Zwirn
                               -----------------------------------
                           Name: Daniel B. Zwirn
                           Title: Managing Member


                           DBZ GP, LLC
                            By: Zwirn Holdings, LLC, its managing
                                member

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                           By: /s/ Daniel B. Zwirn
                               -----------------------------------
                           Name: Daniel B. Zwirn
                           Title: Managing Member


                           ZWIRN HOLDINGS, LLC


                           By: /s/ Daniel B. Zwirn
                               -----------------------------------
                           Name: Daniel B. Zwirn
                           Title: Managing Member


                           /s/ Daniel B. Zwirn
                           ----------------------------------------
                           Daniel B. Zwirn